FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MARCHEX, INC.: MA-0102

Marchex, Inc	413 Pine Street Suite 500	T 206 331 3300
	Seattle, WA 98101	F 206 331 3695 www.marchex.com

November 5, 2008

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant
Matthew Crispino, Staff Attorney
Jay Ingram, Staff Attorney
Mark Shannon, Staff Accountant

Re:	Marchex, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 11, 2008
File No. 000-50658

Gentlemen:

Marchex, Inc. (“Marchex” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 22, 2008, relating to the above referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with Marchex’s response.

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for certain sections of this letter. Marchex is requesting confidential treatment for this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operation in connection with that request.

All notices and orders regarding this request should be sent to:

Marchex, Inc.

413 Pine Street, Suite 500

Seattle, WA 98101

Attention: Ethan Caldwell, General Counsel

Phone: (206) 331-3310

Fax: (206) 331-3696

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
November 5, 2008	REQUESTED BY MARCHEX, INC.: MA-0102

Form 10-K for Fiscal Year Ended December 31, 2007

Exhibit Index

1. We note your response to comment 3 of our letter dated September 23, 2008. In order to better understand the nature of your arrangements with Yahoo and Yellowbook and the potential need for additional disclosure in the Form 10-K, please provide us with a description of the material terms of your arrangements with Yahoo and Yellowbook and qualitative and quantitative descriptions of the impact the arrangements have on your operations, including your liquidity position.

In furtherance of Marchex’s response to the Staff’s prior comment 3 of the Staff’s letter dated September 23, 2008 and comment 11 of the Staff’s letter dated July 31, 2008, Marchex respectfully further advises the Staff as follows:

a.	YellowPages.com.

MDNH, Inc. (“MDNH”), a wholly-owned subsidiary of Marchex, is a party to the Master Services and License Agreement with YellowPages.com LLC dated as of October 1, 2007 (the “YellowPages Agreement”). The YellowPages Agreement provides for the licensing and delivery of certain technology and search marketing services to various AT&T customers through our private-label local online advertising platform. The YellowPages Agreement provides additional custom services and development upon mutual agreement. The YellowPages Agreement terminates on June 30, 2011.

Marchex Connect is our private-label local online advertising platform and is the platform for services that we are providing under the YellowPages Agreement. Marchex Connect offers large agencies, aggregators and business directories, including, but not limited to, YellowPages.com, the technology and solutions to sell their local customers various packages of online advertising in their branded environment. Marchex Connect also fulfills these local customers’ orders by distributing their online advertisements to designated search engines, directories and other Web properties, according to the budgets and parameters set by the packages sold by the large aggregators, agencies and directories. Pursuant to the YellowPages Agreement, YellowPages.com pays us an agency fee based on the services purchased on behalf of their advertisers and also a monthly account fee. Please refer to page 38 of our Form 10-K for the fiscal year ended December 31, 2007 (the “10-K”) for further details with respect to our private-label search marketing platform, Marchex Connect.

While the YellowPages Agreement has not been material to our financial results on a historical basis, we filed the contract as an exhibit to our 10-K because of the long term nature of the contract and because the contract has the potential to become significant to our financial results in the future, including as a result of the agreement’s open-ended development structure, which allows for custom development projects and new sales relationships. In 2007, the YellowPages Agreement had a minimal impact on our statement of operations. Specifically, YellowPages.com revenue attributable to this agreement was less than 3% of our total revenue for the fiscal year ended December 31, 2007.

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
November 5, 2008	REQUESTED BY MARCHEX, INC.: MA-0102

b.	Yahoo.

Yahoo is a large scale provider of online advertising and publication solutions. Marchex works with Yahoo and its affiliates (including Overture Services, Inc.) in a variety of contexts as detailed below.

MDNH entered into a Master Agreement effective February 14, 2005 with Overture Services, Inc. (the “Yahoo Master Agreement”). The Yahoo Master Agreement was entered into in connection with Marchex’s acquisition of thousands of domain names which had previously been subject to a similar agreement between Yahoo and the prior owner. The Yahoo Master Agreement was specific to these owned and operated domain names, and others that may be acquired over the term (“Owned and Operated Sites”) and did not include third party Web sites. Yahoo paid us, based on a revenue share formula, for each qualified click-through of their customers’ advertisements published within our network. The Yahoo Master Agreement was a standard type of advertiser aggregation and publication agreement similarly used by us in the ordinary course of business; however, based on the size of the network, previous performance, market conditions, and other factors, the parties negotiated certain preferred terms, including, without limitation, certain payment terms for us and certain publication rights for Yahoo. These terms continue to be market sensitive and valuable proprietary information of both parties.

On February 14, 2005, we also entered into a license agreement with Overture Services, Inc. with respect to certain patents, pursuant to which we paid $4.5 million in an upfront payment and a contingent royalty of 3% (3.75% under certain circumstances) of certain of our gross revenues payable on a quarterly basis through December 2016.

[CONFIDENTIAL**]

We entered into the Yahoo! Publisher Network Agreement #1-819649 effective July 1, 2007 for the publication of Yahoo’s paid listing advertisements through MDNH and MDNH International Ltd. (the “Yahoo Revised Master Agreement”). The Yahoo Revised Master Agreement supersedes the Yahoo Master Agreement and largely continues the terms and preferences of the parties under the Yahoo Master Agreement and extends the relationship through June 30, 2009, except that the Yahoo Revised Master Agreement includes other third party sites in addition to the Owned and Operated Sites and certain economic terms were revised to reflect market conditions and other competitive factors.

Marchex d.b.a. TrafficLeader, a wholly-owned subsidiary of Marchex, is a party to the Master Services Terms and Conditions for Agencies and Resellers with Yahoo effective as of September 14, 2004 (“Yahoo Reseller Agreement”) and as amended as of November 23, 2004 (the “Amended Yahoo Reseller Agreement”). This Amended Yahoo Reseller Agreement sets the terms under which we may sell certain advertising inventory within the Yahoo Network (as defined below). With respect to those Marchex advertisers that we refer to Yahoo, we pay Yahoo a certain rate or amount, depending on the category, advertiser settings, or other factors, for each qualified click-through of such advertisements published within the Yahoo network of Web sites (collectively, the “Yahoo Network”). We bill our advertisers directly as part of the set of advertising services purchased from Marchex.

In the context of our pay-per-click advertiser listings services, we operate as both an aggregator of advertisers and as an aggregator of publishers for online advertising, with a specific emphasis on local online advertising solutions. The advertising side is essentially the sales side, selling inventory to online

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
November 5, 2008	REQUESTED BY MARCHEX, INC.: MA-0102

advertisers, and the publication side is essentially the fulfillment portion, publishing the online advertising and creating the opportunity for the revenue event (in this case the click for which the advertiser has agreed to pay).

While the revenue from the Yahoo Revised Master Agreement and the Yahoo Master Agreement has been greater than 10% of our consolidated revenues during 2008, we have experienced a decline in our reliance on Yahoo and accordingly the percentage of revenue from Yahoo has declined. For click-throughs from Yahoo advertisers on our Owned and Operated Sites or third party Web sites we receive the cash subsequent to the month that we recognize revenue on those click-throughs and pay third party Web site partners generally between fifteen to thirty days of the subsequent month.

The revenue earned from our advertisers from traffic supplied by Yahoo under the Amended Reseller Agreement was greater than 10% of our consolidated revenues only for the fiscal year ended December 31, 2005. Commencing in 2006 and to date, the percentage of revenue earned from our advertisers from traffic supplied by Yahoo has declined below 10% of our consolidated revenues. When we recognize revenue and associated distribution partner expense related to revenue earned from our advertisers from traffic supplied by Yahoo we generally receive the cash and pay Yahoo around the same time and thus the cash payments and receipts are netted out.

We have provided quantitative information in Item 1 (business) on page 5, in Item 1A (risk factors) on page 13, in Item 8 (financial statements) footnote (e) accounts receivable on page 73 and footnote (p) concentrations on page 80, respectively, of our 10-K that details the percentage of revenue and/or accounts receivable that Yahoo represents to our consolidated results. Furthermore, we provide specific disclosure of risk factors related to our relationship with Yahoo generally in Item 1(A) (risk factors) on page 20 and we also provide disclosure of broader industry and market factors that may impact us and Yahoo in Item 7 (management’s discussion and analysis of financial condition and results of operations) on page 44.

* * * * *

In addition, Marchex acknowledges that:

•	Marchex is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Marchex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 331-3540 (telephone) or (206) 331-3696 (facsimile) or Francis J. Feeney, Jr., Esq. of DLA Piper LLP (US), Marchex’s outside corporate counsel, at (617) 406-6063 (telephone) or (617) 406-6163 (facsimile) with any questions or comments regarding this letter. Thank you for your assistance.

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
November 5, 2008	REQUESTED BY MARCHEX, INC.: MA-0102

Very truly yours,

MARCHEX, INC.

By:	/s/ Michael A. Arends
Name: Michael A. Arends
Title: Chief Financial Officer

cc:	Ethan A. Caldwell, General Counsel & CAO

Francis J. Feeney, Jr., Esq.